November 15, 2005

Ms. Jessica Livingston

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549-0303

Re:	Republic Bancshares of Texas, Inc.

Schedule 13E-3 filed September 26, 2005

File No. 005-77919

Preliminary Proxy Statement on Schedule 14A

File No. 000-33201

Dear Ms. Livingston:

On behalf of Republic Bancshares of Texas, Inc. (“Republic”), we are filing today, via EDGAR transmission, Amendment No. 1 to Schedule 13E-3 filed September 26, 2005 and Amendment No. 1 to the preliminary proxy statement (the “Preliminary Proxy Statement”) relating to the reclassification transaction.

In response to your October 26, 2005 letter to C. P. Bryan, President and Chief Executive Officer of Republic, setting forth the staff’s comments regarding the Schedule 13E-3 and the Preliminary Proxy Statement, Republic has the following responses, which are contained in numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each comment is included below. Unless otherwise indicated, capitalized terms used in this letter shall have the same meaning as set forth in the Preliminary Proxy Statement.

Ms. Jessica Livingston

Schedule 13E-3

General

1.	Please provide us with your legal and factual analysis of why Mr. Bryan is not required to be a filing person or revise to include Mr. Bryan as a filing person: and to comply with all the corresponding filing, dissemination and disclosure requirements of Schedule 13E-3, including the purposes for, alternatives considered and reasons for engaging in the going private transaction. Refer to Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The staff is supplementally advised that although Mr. Bryan, as a member of senior management of Republic, is deemed to be an “affiliate” of Republic, Republic does not believe that he is required to be a filing person with respect to the Schedule 13E-3 because he is not engaging in a Rule 13e-3 transaction, directly or indirectly. Whether Mr. Bryan is deemed to be engaged in a going private transaction depends upon the particular facts and circumstances of the reclassification transaction. In Republic’s situation, Mr. Bryan will not purchase any securities or solicit or distribute materials pursuant to Regulations 14A and 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Further, the reclassification transaction will not result in a material increase in Mr. Bryan’s ownership of Republic common stock or his control of Republic.

Rule 13e-3(d) provides that any issuer or affiliate engaging in a Rule 13e-3 transaction must file Schedule 13E-3 disclosing the requisite information, including a statement of “reasonable belief” of the fairness of the transaction. The reclassification transaction falls within the parameters of the definition of a “Rule 13e-3 transaction” and it has a reasonable likelihood of causing the effects described in Rule 13e-3(a)(3)(ii)(A). Republic, as the issuer of the Republic common stock, will be engaging in a solicitation pursuant to Regulation 14A of the Exchange Act in connection with the reclassification transaction. Mr. Bryan will not conduct such a solicitation or a distribution under Regulation 14C.

The determination of whether Mr. Bryan is directly engaging in the reclassification transaction depends upon whether or not he is purchasing any securities of Republic or whether he will make a solicitation or distribution pursuant to Regulation 14A and 14C of the Exchange Act, respectively. Both of these factors are found in the definition of a “Rule 13e-3 transaction” in Rule 13e-3(a)(3)(i)(A) and (C). Because the reclassification transaction does not involve a tender offer or a merger, it does not involve an “acquisition” by the issuer or any of its affiliates as provided by the definition of “purchase” in Rule 13e-3(a)(2).

In Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981) (“Q/A No. 5”), the staff addressed the disclosure and dissemination requirements for issuers and affiliates of issuers deemed to be engaged in a Rule 13e-3 transaction. The

Ms. Jessica Livingston

first illustration of Q/A No. 5 is relevant in determining whether or not Mr. Bryan is engaged in a Rule 13e-3 transaction.

The first illustration relates to a going private transaction involving the long form merger of X Corp. and its affiliate Y Corp. The illustration notes that both of the subject companies would be deemed to be engaged in the transaction. Q/A No. 5 provides that X Corp. would be engaged in the transaction because it will engage in a solicitation subject to Regulation 14A, or a distribution subject to Regulation 14C in connection with the hypothetical merger. Y Corp. would be deemed to be engaged in the transaction because it will engage in the purchase of the equity securities of its affiliate, X Corp, in the merger. This illustration of Q/A No. 5 clarifies that parties are engaged in a Rule 13e-3 transaction because they are directly involved in (i) the purchase of securities as a result of the merger and (ii) a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C because each is a party to the merger.

Republic’s reclassification transaction is being accomplished pursuant to an amendment to Republic’s Articles of Incorporation and does not involve the “purchase” of Republic common stock by any party as that term is defined in Rule 13e-3(a)(2). Rather, certain outstanding shares of Republic common stock are being reclassified as shares of Series A Preferred Stock pursuant to the amendments and in accordance with the provisions of Texas corporate law. The reclassification transaction will result in an increase in the number of shares of Series A Preferred Stock outstanding and a reduction in the number of shares of Republic common stock outstanding.

Mr. Bryan, as an affiliate of Republic, will not solicit or distribute materials in connection with the transaction and is not purchasing securities from any shareholders of Republic in the reclassification transaction. Only Republic, as the issuer, is conducting a solicitation pursuant to Regulation 14A. The factors set forth in the first illustration of Q/A No. 5 support Republic’s position that Mr. Bryan should not be deemed to be in directly engaged in the reclassification transaction.

The staff also addressed issues involving an issuer’s affiliate’s compliance with the filing requirements of Rule 13e-3 in its Current Issues and Rulemaking Projects available November 14, 2000 (the “2000 Release”). The 2000 Release addresses a situation relating to the indirect involvement of senior management in a going private transaction. The 2000 Release notes that the staff has taken the position that members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where the transaction will be effected through a merger of the issuer into the purchaser or into the purchaser’s acquisition subsidiary even though management’s involvement in the issuer’s negotiations with the purchaser is limited to the terms of each manager’s future employment with and/or equity participation in the surviving company. The 2000 Release provides that “an important aspect of the staff’s analysis was fact that the issuer’s management ultimately would hold a material amount of the surviving company’s equity

Ms. Jessica Livingston

securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company….”

The reclassification transaction differs from the circumstances described in the 2000 Release because it does not involve a merger or an outside purchaser of Republic securities. A second difference is that the reclassification transaction will not result in Mr. Bryan receiving additional shares of Republic capital stock nor will it result in a material increase in Mr. Bryan’s pro forma ownership percentage of the outstanding Republic common stock. Although Mr. Bryan’s ownership of Republic common stock is estimated to increase from 8.24 % to 8.98% as a result of the reclassification transaction, the ownership of Republic common stock by all unaffiliated shareholders will increase on a pro rata basis. Accordingly, the reclassification transaction will not result in an increase in Mr. Bryan’s ability to exercise “control” of Republic as defined in Rule 12b-2 of the Exchange Act. In addition, Mr. Bryan is not receiving additional compensation, an employment agreement or a new position in connection with the transaction.

Based on the foregoing, Republic believes that Mr. Bryan is not required to be a filing person with respect to the Schedule 13E-3.

2.	It appears that, if approved, Republic Bancshares of Texas will authorize a new class of shares and will provide for the reclassification of shares of common stock held by owners of less than 2,200 shares of such shares of common stock into a new class of securities. Since you are issuing new securities to your current common holders, explain in your response letter what exemption from Section 5 of the Securities Act of 1933 you are relying on to issue those new securities without registration. Describe all relevant facts that you believe support your reliance on any such exemption.

The staff is supplementally advised that Republic intends to issue the shares of Series A Preferred Stock without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on an exemption from Section 5 of the Securities Act under Section 3(a)(9) of the Securities Act for the exchange by a company of any security with its existing shareholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. Republic believes that such exemption is available with respect to the issuance of the shares of Series A Preferred Stock in the reclassification transaction because (i) Republic is issuing the shares of Series A Preferred Stock solely in exchange for shares of Republic common stock, (ii) the exchange is offered exclusively to existing holders of Republic common stock, and to no other persons or entities, (iii) the Republic shareholders are not being asked to part with anything of value other than the shares of Republic common stock they own and (iv) Republic is not paying any commission or other remuneration for soliciting the exchange.

3.

We note that you are purporting to create two classes of securities, out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 300 shareholders of

Ms. Jessica Livingston

record. In your response letter, provide your legal analysis as to why the common stock and Class A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section, 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized preferred stock are separate classes of securities under Texas state law. Your response should also provide counsel’s legal analysis as to why it is opining that your common stock and the newly authorized class of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. Further, the analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control.

Republic believes that the common stock and Series A Preferred Stock are separate classes under Texas corporate law. Our conclusion is based on the following analysis.

The reclassification transaction involves the adoption of amendments to Republic’s Articles of Incorporation that provide for (i) the authorization of 500,000 shares of a new class of preferred stock, (ii) the authorization of a series of preferred stock entitled Series A Preferred Stock and (iii) the reclassification of shares of Republic’s common stock held by shareholders who own 2,100 or fewer shares of Republic common stock into shares of Series A Preferred Stock, on the basis of one share of Series A Preferred Stock for each share of common stock held by such shareholders. The characteristics of the Republic common stock, which will remain unchanged, and the characteristics of the “new” Series A Preferred Stock are described in the Preliminary Proxy Statement on pages 4-5 and 31-32.

Preferred Stock is a class of stock separate from common stock under Texas law

Under Texas corporate law, a corporation is expressly authorized to issue one or more classes of stock, and the Series A Preferred Stock is a series of a class of Republic’s capital stock that is separate from the common stock.

Pursuant to Article 2.12A of the Texas Business Corporation Act (“TBCA”), a corporation may issue the number of shares stated in its articles of incorporation. To create separate classes of stock, a Texas corporation must state the separate classes of its capital stock in its articles of incorporation. Article 2.12A distinguishes between the terms “series” and “class” by providing that shares “may be divided into one or more classes”, and “any such class of shares may be divided into one or more series, as shall be stated in the articles of incorporation.” Article 2.12A further provides that any such class or series of shares shall be so designated as to distinguish the shares of that class or series from the shares of all other classes and series. Any such class or series shall have such designations, preferences, limitations, and relative rights, including voting rights, as shall be stated in the articles of incorporation. The statement of the separate classes of capital

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stock in Article 4.1 of the proposed amendment to Republic’s Articles of Incorporation is consistent with the provisions of Article 2.12A of the TBCA.

In addition to authorizing the preferred stock, the proposed amendments state the terms, preferences, limitations and relative rights of the holders of preferred stock. Republic’s Board of Directors is expressly authorized in Article 4.2 of the proposed amendments to the Articles of Incorporation to provide for the issuance of shares of preferred stock in one or more series with such voting powers (full, limited or without voting power), and with such designations, preferences and relative participating option or other rights, qualifications, limitations and restrictions as may be determined by resolutions adopted by Republic’s Board of Directors and as are not stated and expressed in the Articles of Incorporation.

The proposed amendments also specifically designate the rights, qualifications, limitations and restrictions of a series of the preferred stock, the Series A Preferred Stock, as authorized by Article 4.2 of the proposed amendment to the Articles of Incorporation and Article 2.12A of the TBCA. This designation further clarifies that the Series A Preferred Stock is series of a separate and distinct class of stock with different rights and preferences from the Republic common stock.

Series A Preferred Stock is a Separate Class for Purposes of Section 12

Section 12(g)(5) of the Exchange Act provides that for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” We believe that the distinctions between the characteristics of the Series A Preferred Stock and the Republic common stock do not meet the substantially similar test provided by Section 12(g)(5) of the Exchange Act and, therefore, the Series A Preferred Stock and common stock are separate classes of securities for purposes of determining eligibility to deregister under Section 12 of the Exchange Act.

The Republic common stock and the Series A Preferred Stock differ in certain significant respects. With respect to voting, the holders of Republic common stock are entitled to vote upon all matters upon which shareholder are entitled to vote, including the election of directors. The holders of the Series A Preferred Stock are entitled to vote only in certain limited instances as discussed in the Preliminary Proxy Statement. Further, the holders of the Series A Preferred Stock and the holders of Republic common stock will vote as separate classes on matters on which the Series A Preferred Stock is entitled to vote.

With respect to dividends, the holders of the Series A Preferred Stock receive a preference in the distribution of dividends, so that holders of the shares shall receive dividends, when and if declared and paid by Republic, prior to the receipt of dividends by the holders of Republic common stock. In connection with liquidation or dissolution of Republic, the Series A Preferred Stock is entitled to receive at least $10.00 per share before the holders of the Republic common stock receive any liquidating distribution.

Ms. Jessica Livingston

The staff has taken the position in favor of an issuer that treated its shares of common stock and shares of preferred stock as separate classes of securities for purposes of Section 12(g) of the Exchange Act. In R.H. Macy & Co., available September 19, 1988 (“Macy”), the staff concurred with an opinion that common stock interests and preferred stock interests were separate classes of securities for purposes of Section 12(g) of the Exchange Act. In Macy, the holders of preferred stock were entitled to receive preferential cash dividends and to a specified extent, participate pari passu with the shares of common stock in the payment of dividends. The preferred stock was entitled to a liquidation preference amount and the two classes of securities voted on issues as a single class (although a voting agreement existed giving a trustee voting control over the common stock). The preferred stock was also convertible into shares of common stock at the option of the holder during a specified period.

The Series A Preferred Stock is similar to the preferred stock in Macy in that the Series A Preferred Stock is entitled to a dividend and liquidation preference. While the terms of the Series A Preferred Stock are not identical to the preferred stock in Macy, the Series A Preferred Stock does have limited voting rights and any holders of the Series A Preferred Stock vote as a separate class on matters presented, further distinguishing it from the Republic common stock.

Federal courts have also considered the treatment of securities as separate classes of securities for purposes of the Exchange Act. In Ellerin v. Massachusetts Mutual Life Company, 270 F.2d 259 (2d Cir. 1959) (“Ellerin”), the Second Circuit Court of Appeals rendered a determination as to whether two series of preferred stock were the same class of securities for purposes of Section 16(a) and 16(b) of the Exchange Act. In answering the question as to what the Congress meant by the term “class of any equity security,” the Second Circuit acknowledged that registration on a national security exchange pursuant to Section 12 is required for the application of Section 16, and accordingly “urged that uniform treatment of the term ‘class’ should be given both sections.” Id. at 265.

Other federal courts have applied the reasoning of Ellerin in finding that two or more securities were different classes of securities within the meaning of the term “class.” In Morales v. New Valley Corp., 936 F.Supp. 119 (S.D.N.Y. 1996), the Court held that three classes of stock, “Common Stock,” Series A Preferred Stock” and “B Convertible Stock,” were not the same “class” of security pursuant to the ordinary and generally accepted meaning of the word for purposes of Section 16(b) of the Exchange Act. In Schaffer v. Dickstein & Co., 1996 U.S. Dist. Lexis 4009, 95 Civ. 7934 (BSJ)(S.D.N.Y. April 1, 1996), the Court also applied Ellerin in holding that two classes of stock, “Common Stock” and “Series A Convertible Preferred Stock,” were not the same class of security pursuant to the ordinary and generally accepted meaning of the word for purposes of Section 16(b) of the Exchange Act. While these decisions related to the treatment of securities under Section 16 of the Exchange Act, they support the position that the Series A Preferred Stock and the Republic common stock are separate classes of

Ms. Jessica Livingston

securities for purposes of Section 12 of the Exchange Act under the premise set forth in Ellerin relating to the uniform treatment of the term “class” under both sections.

Further, the staff has also taken the position that different voting rights for securities is a determinative factor in finding separate classes. In Jevic Transportation, Inc., available April 20, 1999 (“Jevic”), the staff concluded that two series of a company’s common equity were separate classes of securities for purposes of Rule 144(e) of the Exchange Act. While, the staff’s decision in Jevic related to Rule 144(e), the matter did involve securities registered under Section 12(g) of the Exchange Act and the staff noted that it “generally regards common securities of a single issuer that carry different voting rights to be distinct classes of securities.”

In Jevic, the two separate classes of common equity, the “Common Stock” and the “Class A Common Stock”, had equal rights and privileges with respect to receipt of cash dividends, distribution of assets upon liquidation of the company, any consideration to be received upon any merger, consolidation, reorganization or business combination involving the company. In addition to other similarities, the Common Stock and Class A Common Stock voted together as a single class on all matters submitted to a vote of the shareholders (including the election of directors) except with respect to an amendment of the terms of either series or an increase in the number of shares designated Class A Common Stock. The two classes differed on voting power in that the Class A Common Stock was entitled to two votes per share on each matter submitted to a vote of the shareholders while the holders of Common Stock were entitled to one vote per share. Additionally, the Class A Common Stock was convertible into Common Stock at the option of the holder at any time while the Common Stock was not convertible and the holders of the Class A Common Stock could only transfer their shares to members of their immediate family or affiliated interests.

In addition to the differences in dividend rights and preferences in the event of liquidation of Republic, the staff’s position in Jevic regarding voting rights supports the treatment of the Series A Preferred Stock and the Republic common stock as separate classes of securities for purposes of Section 12(g) because they have separate and distinct voting rights and vote upon issues as separate classes.

As described above, the rights and privileges of the Republic common stock are dissimilar from those of the Series A Preferred Stock. Moreover, the shares of stock are designated as separate classes of capital stock in the Articles of Incorporation of Republic as provided for by the TBCA and they are separate within the generally accepted meaning of the phrase “class.” Based on the foregoing, Republic believes that the Series A Preferred Stock and the common stock are separate classes under Texas corporate law and also for the purpose of determining Republic’s eligibility to terminate the registration of the common stock under Section 12 of the Exchange Act.

4.	Please confirm to us, in a supplemental response, that the information statement will be sent or given at least 20 calendar days prior to the meeting date.

Ms. Jessica Livingston

The staff is supplementally advised that the proxy statement will be sent or given to shareholders of Republic at least 20 calendar days prior to the meeting date.

Shareholder Letter

5.	Here, on the cover page, and the summary term sheet section, prominently disclose that current common security holders that opt to receive the newly authorized preferred stock will receive no additional compensation, will lose their ability to vote their shares, will receive even less liquid securities, and will lose the benefits of holding Section 12 registered securities. Provide the same disclosure in each place in the proxy statement where you discuss that security holders may opt to receive this preferred stock.

The staff is directed to the letter to shareholders, the cover page and page 1 in the section entitled “Summary Term Sheet,” which have been revised to include additional disclosure regarding the terms of the shares of Series A Preferred Stock that holders of 2,100 or fewer shares of Republic common stock will receive in the reclassification transaction, including that shareholders receiving Series A Preferred Stock will receive no additional consideration for their shares of common stock. The staff is supplementally advised that the shares of Republic common stock are not listed on any exchange or quoted on The Nasdaq Stock Market or any automated quotation system and there is no active trading market in the Republic common stock. The Board believes that there will be little, if any, difference in the liquidity of the Series A Preferred Stock compared with the Republic common stock.

Summary Term Sheet, page 1

6.	Please confirm that that summary term sheet describes the most material terms of the proposed transaction as required by Item 1001 of Regulation M-A, instead of highlighting selected information as stated. You should revise your disclosure accordingly.

The staff is supplementally advised that the Summary Term Sheet on pages 1 to 7 describes what Republic has determined to be the most material terms of the proposed Rule 13e-3 transaction. The staff is directed to the first paragraph on page 1, which has been revised to state that the Summary Term Sheet contains of summary of the material terms of the Rule 13e-3 transaction.

7.	In this section, provide a comparison of the rights of your common stock as compared to the newly authorized preferred stock. Consider presenting the disclosure in tabular format to most clearly present the differences between the new categories of securities, and the rights that some of your existing common holders will give up in this transaction. We note your chart included on page 27 under the section entitled Examples of Results of the Reclassification Transaction.

Ms. Jessica Livingston

The staff is directed to the section entitled “Summary Term Sheet” on page 5, which has been revised to include, in tabular format, a comparison of the rights of the Series A Preferred Stock to the rights of the common stock.

8.	In this section or in the Questions and Answers section that follows, more specifically discuss the reasons for the transaction, and in particular the structure. That is, why did the board choose a method of going private that results in unaffiliated security holders receiving unregistered securities with no voting rights?

The staff is directed to the first paragraph on page 2, which has been revised to clarify that Republic’s Board of Directors chose a share reclassification to effect the going private transaction because it will enable those holders of Republic common stock receiving shares of preferred stock to retain an equity interest in Republic and, therefore, realize the same value per share as holders of common stock in the event of any sale of Republic. The Board considered other alternatives, including a cash-out merger and reverse stock split, but decided against such alternatives because certain shareholders would receive only cash consideration and would no longer hold an equity interest in Republic. The staff is supplementally advised that the shares of Series A Preferred Stock will have voting rights only on certain matters, including any change in control of Republic and any proposed amendment to the articles of incorporation of Republic if the amendment would affect the Series A Preferred Stock as required by Section 4.03 of the TBCA. The Board of Directors believes that the ability of shareholders to retain an equity interest in Republic outweighs the limited voting rights that shareholders will have with the Series A Preferred Stock.

Fairness of the Reclassification Transaction; Board Recommendation, page 1

9.	Please state the board’s belief as to fairness of the Rule 13e-3 transaction, as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the reclassification transaction.

The staff is directed to the last paragraph on page 1, which has been revised to state the Board’s belief as to the fairness of the Rule 13e-3 transaction as opposed to the fairness of the reclassification transaction. The staff is also directed to the other disclosures in the document with respect to the Board’s determination of fairness, which have all been revised to reference the fairness of the Rule 13e-3 transaction.

Terms of the Series A Preferred Stock, page 4

10.	Revise the “Dividend Rights” subsection to disclose the last dividend declared and paid during the last two years or state that none have been, declared or paid.

The staff is directed to the paragraphs entitled “Dividend Rights” on pages 4 and 32, which have each been revised to clarify that Republic has not paid any dividends on its

Ms. Jessica Livingston

common stock since inception and has no plans to pay dividends in the foreseeable future.

11.	We note the statement on page 5 that holders of the Series A Preferred Stock will have no voting rights except, as provided by law. Please revise the discussion of voting rights on page 4 to clarify, if true, that these rights are provided for by law. Address this matter throughout the preliminary proxy statement where you reference voting rights provided by law, including but not limited to the reference on page 5 under “Interests of Certain Persons in the Reclassification Transaction.”

The staff is directed to the section of the “Summary Term Sheet” entitled “Interests of Certain Persons in the Rule 13e-3 Transaction” on page 6 and the section entitled “Interests of Certain Persons in the Rule 13e-3 Transaction” on page 28, where the disclosure has been revised to state that the holders of Series A Preferred Stock will have limited voting rights and to add a cross-reference to the section that includes detailed disclosure of the voting rights Series A Preferred Stock.

Q&A, page 7

12.	Please revise to avoid unnecessary repetition of material that has already been clearly discussed on the cover page or the summary term sheet. For example, the first four Q&A’s appear duplicative.

The staff is directed to the section entitled “Questions and Answers” on pages 9-10, which has been revised to eliminate certain of the information previously included in order to limit it to only that information related to the special meeting of shareholders and shareholder vote and to avoid repetition of the information contained in the section entitled “Summary Term Sheet.”

13.	Please limit the Q&A to serve one discreet purpose, such as to provide voting and share exchange information. Ideally, it should be less than two pages in length.

The staff is directed to the response to question 12 above.

14.	Revise to state that you will not use discretionary authority granted by proxies voted against the transaction to adjourn the meeting to solicit additional votes. Make corresponding disclosure elsewhere, as appropriate.

The staff is directed to the sixth Question and Answer beginning on page 9 and the section entitled “Voting Procedures and Revocation of Proxies” on page 35, which have been revised to include disclosure that the proxies will not use discretionary authority granted by proxies from shareholders who voted against the amendments to the Articles of Incorporation to adjourn the special meeting to solicit additional votes.

Ms. Jessica Livingston

Special Factors, page 10

Purpose and Reasons for the Reclassification Transaction, page 11

15.	Please explain your statement that the board “considered that effecting the transaction at the record shareholder level would allow shareholders some flexibility with respect to whether they will be receiving shares of Series A Preferred Stock or will continue to hold shares of common stock”. We note your reference to the separate section and your explanation there that such shareholders could transfer their shares into a record account into their own name. Further, we believe that you should balance your disclosure in both locations and address any transaction costs security holders transferring, such shares may incur.

The staff is supplementally advised that the statement that the Board “considered that effecting the transaction at the record shareholder level would allow shareholders some flexibility with respect to whether they will be receiving shares of Series A Preferred Stock or will continue to hold shares of common stock” was included to explain that a record shareholder who wanted to continue to hold shares of Republic common stock could attempt to increase his ownership of common stock so that he would hold at least 2,101 shares of record immediately prior to the Rule 13e-3 transaction. In addition, beneficial owners who hold 2,100 or fewer shares of common stock and who wish to receive shares of preferred stock in the Rule 13e-3 transaction would have the ability to work with their broker or nominee to transfer their shares into a record account in their name. The staff is further supplementally advised that the transaction costs for transferring shares will vary depending on the broker or nominee effecting the transfer and the specific transaction, and therefore, Republic cannot determine such costs. There is no cost imposed by Republic National Bank, as Republic’s transfer agent, with respect to the transfer of shares into or out of record holder accounts.

The staff is directed to the fourth paragraph on page 11 and the second paragraph in the section entitled “Record and Beneficial Ownership of Common Stock” beginning on page 26, which have been revised to add disclosure to clarify the reasons for effecting the Rule 13e-3 transaction at the record shareholder level and to address any transaction costs shareholders may incur in transferring shares of common stock, to the extent such costs are known by Republic.

16.	You state at the bottom of page 12 that the costs for distributing your annual reports after the transaction will be “substantially less” than current costs. Please clarify briefly how you expect to make substantial savings, and quantify if possible.

The staff is directed to the carryover paragraph on page 13, which has been revised to state that Republic expects the costs for mailing annual reports after the Rule 13e-3 transaction will be less than current costs, and to clarify how Republic expects such savings will be realized.

Ms. Jessica Livingston

Fairness of the Reclassification Transaction, page 18

17.	We note the statement that “[t]he Board also considered the difference in value between the common stock with voting rights and the preferred stock without voting rights to be minimal....” Please broaden the discussion of how the board determined the value of the non-voting preferred to be nearly equivalent to the value of the common stock and clarify how the board made this determination without an appraisal or any quantitative analysis.

The staff is directed to page 22, which has been revised to delete the paragraph that referenced the difference in value between the common stock and the Series A Preferred Stock.

18.	We refer you to the first and last bullet points of factors your board considered positive for all unaffiliated shareholders including both those who will continue to hold common stock as well as those who will receive shares of Series A Preferred Stock. Why is the fact that your common stock trades infrequently, the first bullet point on page 18 and the fact that the shareholders receive limited benefit from you being a reporting company, the last bullet point, positive factors that are important in determining the fairness of the transaction to the unaffiliated security holders, respectively? Finally, any disclosure of such factors should be balanced. For example, state the effect of your contemplated transaction on trading and the shareholders’ opportunity to easily obtain cash for their shares. Disclose the benefit of the transaction to shareholders once the company is delisted versus the limited benefit of its reporting company status to shareholders.

The staff is directed to the second paragraph under the heading “Substantive Fairness” on page 18, which has been revised to delete the first and last bullet points and to add a bullet point stating that the Board considered the fact that all shareholders would continue to own an equity interest in Republic to be a positive factor in determining the fairness of the transaction to the unaffiliated shareholders. The staff is directed to the first bullet point on page 20, which states the effect of the reclassification on trading in the common stock and the shareholders’ opportunity to obtain cash for their shares. The staff is also directed to the last paragraph on page 12 and the related bullet points that follow and the second and third paragraphs on page 13, which disclose the benefits to shareholders following the Rule 13e-3 transaction compared with the limited benefit of Republic being a SEC reporting company.

19.	Please address the transaction costs associated with the second and third bullet points referencing positive factors the board considered in support of fairness. You should address how such costs may affect economic viability of the suggested action.

The staff is supplementally advised that the transaction costs for transferring shares will vary depending on the broker or nominee effecting the transfer and the specific transaction, and therefore, Republic cannot determine such costs. However, there is no

Ms. Jessica Livingston

cost imposed by Republic National Bank, as Republic’s transfer agent, with respect to the transfer of shares into or out of record holder accounts. While Republic does not know the exact costs that may be imposed by brokers, if any, Republic does not expect that any such costs would affect the economic viability of the suggested action.

20.	We refer you to the factors your board considered positive for those shareholders receiving Series A Preferred Stock. With regard to the first bullet point, please explain how a preference in the distribution of future dividends is a positive factor to these shareholders, in light of your statement on page 40 that you have not paid any cash dividends since inception and do not currently have any plans to pay cash dividends in the foreseeable future.

The staff is supplementally advised that while Republic has not historically paid any dividends and does not have any current plans to pay cash dividends in the foreseeable future, a dividend preference is a benefit to shareholders who will receive shares of Series A Preferred Stock since Republic has the ability to and may, at some point in the future, declare a dividend. The fact that the benefit would not occur until some time in the future, if at all, does not eliminate that such dividend preference is in fact a benefit.

21.	With regard to the second bullet point in the same set of factors, please support your inclusion of this factor as a benefit to those shareholders who are to receive Series A Preferred Stock. You state that because their shares will be automatically reclassified into common shares upon a change in control, they will realize any future value received at the same value as holders of common stock. How is this a benefit to shareholders who currently hold shares that are able to realize that same future value, and who will receive, in the current transaction, shares that do not possess normal voting rights?

With respect to the inclusion of the second bullet point (now the first bullet point) under the factors the Republic Board of Directors considered positive for those shareholders receiving Series A Preferred Stock on page 19, although shareholders receiving Series A Preferred Stock will be forced to exchange their shares of common stock for the preferred stock, which has substantially different rights and limitations, the Board viewed this factor as supporting its determination of fairness of the Rule 13e-3 transaction since no shareholders will be forced to involuntarily liquidate their equity interest in Republic for cash, as would be the case in a cash-out merger or a reverse stock split.

The staff is directed to the first bullet point under the above-referenced section which has been revised to clarify that no shareholders of Republic will be forced to involuntarily liquidate their equity interest in Republic for cash, as would be the case in a cash-out merger or a reverse stock split.

22.

Please support your inclusion of the last bullet point in the same set of factors, that preferred holders will have a preference to holders of common upon any liquidation in the amount of $9.59 for each share of preferred stock, which represents the book value of the shares of common stock on June 30, 2005. Your

Ms. Jessica Livingston

disclosure should be balanced. For example, it appears that the book value of the shares of common stock you reference is one that such holders have today, without restriction. Explain why, in crafting this liquidation preference, you used book value as of June 30, 2005, as opposed to another price or date, for example, book value as of the date of any such liquidation, which may be significantly higher given all the cost savings you expect to realize over time with this transaction. Explain why this is a positive factor important in determining the fairness of the transaction here and at its inclusion under “Positive Effects” under “Effects on Shareholders Receiving Series A Preferred Stock” on page 24.

The staff is directed to the fifth bullet point entitled “Liquidation Rights” on page 4, the fourth bullet point on page 19 and the paragraph entitled “Liquidation Rights” on page 33, which have been revised to change the liquidation preference from $9.59 per share to an amount equal to the greater of the book value of the preferred stock as of the date of liquidation, the amount to be paid to the holders of common stock, or $10.00 per share, which represents the book value of the common stock as of September 30, 2005. As a result, upon the liquidation or dissolution of the Company, the holders of the Series A Preferred Stock will receive at least $10.00 per share before any payment is made to the holders of common stock. Accordingly, the Republic Board of Directors viewed this liquidation preference as a benefit to the shareholders receiving preferred stock.

23.	We refer you to the section reviewing the procedural fairness to your unaffiliated security holders, beginning on page 20. Please provide support for the first bullet point that this transaction is procedurally fair because it comports with all applicable state law requirements. We note your negative characterization, in the preceding section, of the lack of state law require as to procedural safeguards, such as the right to dissent from the reclassification transaction in the event that holders do not believe that the reclassification of their shares into what is essentially non-voting preferred stock is acceptable or fair to them. The compliance with the absence of state requirement as to such procedural safeguards does not appear to be a positive factor relating to procedural fairness to your unaffiliated security holders. Please revise this disclosure accordingly.

The staff is directed to the section entitled “Procedural Fairness” beginning on page 20, which has been revised to delete the first bullet point regarding to the procedural fairness to unaffiliated security holders.

24.	We note your discussion of the board’s determination not to seek a valuation, on the bottom of page 21. Specifically, we note your statement that the reclassification transaction presents “sufficient protection in value to such shareholders” receiving preferred stock. In this analysis, state how the board considered the loss of voting rights to affect value to such holders. Alternatively, if the board did not consider the affect to value of loss of voting, state so and explain why it did not.

Ms. Jessica Livingston

The staff is directed to page 22, which has been revised to delete the paragraph that referenced protection in value to shareholders receiving preferred stock. The staff is supplementally advised that the Board of Directors did consider the loss of voting rights by shareholders who will receive Series A Preferred Stock as a negative factor in its determination of the fairness of the Rule 13e-3 transaction. As disclosed in the first bullet point on page 20, the Board considered that while the preferred stock holders will no longer have any influence on the future composition of the Republic Board of Directors, such shareholders currently have limited influence on shareholder votes since these shareholders individually hold no more than 2,100 shares of Republic common stock, which represented approximately 0.05% of the outstanding shares of common stock. The staff is directed to page 20, which has been revised to add the first paragraph regarding the Board’s consideration of the terms of the Series A Preferred Stock with respect to its determination of the fairness of the Rule 13e-3 transaction.

25.	Please explain how the fact that the holders of common stock whose shares would be reclassified into preferred stock in the transaction currently own shares representing approximately 8.5% of the outstanding shares of common stock and voting rights in some way minimizes the difference in value between the common stock with voting rights and the preferred stock as to an individual holder of preferred stock. We refer to the sentence beginning on page 21 and ending on page 22.

The staff is directed to page 22, which has been revised to delete the paragraph that included the sentence referenced above.

26.	We note your statement that you did not consider any of the factors considered important in determining the fairness of a transaction to unaffiliated security holders. Please see Instruction 2 to Item 1014 of Regulation M-A. First, it appears that given the importance of such factors in determining the fairness of a transaction, unrestricted as to cash-out transactions, the fact that your security holders are not being cashed out does not render such factors immaterial. Second, you should state the current and historical market prices and any consideration of such prices by the board. Third, it appears that you did consider net book value because it is included as it relates to the preferred liquidation preference in your section regarding positive factors for those holders receiving the preferred stock on page 19. Please state it here and describe the board’s consideration of it. Finally, please state whether or not you determined going concern and liquidation values and list them if you did.

The staff is directed to the third paragraph on page 22, which has been revised to add a cross reference to the section entitled “Market for Common Stock and Dividends,” to clarify that in connection with determining the fairness of the Rule 13e-3 transaction, the Board did not consider the current and historical market prices of the common stock and to clarify the factors that the Board did consider in determining the fairness of the Rule

Ms. Jessica Livingston

13e-3 transaction, including the book value of the common stock. The staff is supplementally advised that the Board did not determine the going concern value of Republic or the liquidation value of Republic’s assets.

27.	We refer you to the paragraph on page 22 addressing the fact that you have not made any provision to grant unaffiliated shareholders access to your corporate files. You state that the board considered the fact that under Texas corporate law, and subject to certain conditions set forth under Texas law, shareholders have the right to review your relevant books and records of account. Please revise this disclosure to include the certain conditions set forth under Texas law, how the board considered them, and how such conditions will affect security holders’ access to these materials.

The staff is directed to the carryover paragraph on page 23, which has been revised to include the requirements under Texas law with respect to the ability of shareholders to examine the books and records of a company and the Board’s consideration of such requirements with respect to its decision to not grant unaffiliated shareholders access to the corporate file.

Effects of the Reclassification Transaction on Republic, page 22

28.	We note the disclosure on page 23 regarding termination of reporting obligations. Revise to clarify the company’s reporting obligations after the 13E-3 transaction. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

The staff is directed to the section entitled “Termination of Exchange Act Reporting Obligations” beginning on page 23, which has been revised to add disclosure regarding Republic’s reporting obligations after the Rule 13e-3 transaction.

29.	Please clarify the reference in the section titled “Plans or Proposals” to “the amount paid to the non-continuing shareholders in the reclassification transaction”.

The staff is directed to the paragraph entitled “Plans or Proposals” on page 24, which has been revised to state that in the event Republic engaged in a merger or acquisition transaction, making a public or private offering of its shares or entering into any other arrangement or transaction Republic deems appropriate, the shares of Series A Preferred Stock would be affected in the same manner as the shares of Republic common stock.

30.	We note that you will provide shareholders with financial information by continuing to disseminate your annual reports. Disclose how you plan to “disseminate “the annual reports.

Ms. Jessica Livingston

The staff is directed to the paragraph entitled “Termination of Exchange Act Reporting Obligations” beginning on page 23, which has been revised to clarify that Republic intends to mail its annual reports to shareholders.

Interests of Certain Persons in the Reclassification Transaction, page 27

31.	In the second paragraph, you state that the increase in the percentage ownership of directors was “not a consideration” in the board’s decision to approve the transaction. Yet in the following paragraph, you state that the board was aware of the conflicts and “considered it” along with other matters in reaching their decision. Please clarify.

The staff is directed to the second paragraph on page 28, which has been revised to clarify that the Board did consider the increase in the percentage ownership of the Republic common stock by directors in its decision to approve the Rule 13e-3 transaction.

32.	Please confirm that your affiliates, including your directors and/or executive officers, will not receive any compensation or benefits as a result of this transaction, that will differ from your unaffiliated security holders. Also, confirm that your directors and executive officers will not be compensated any differently following this merger and that there will not be any material alterations to any agreement with your executive officers that will be favorable to them.

The staff is supplementally advised that none of Republic’s directors or executive officers will receive any compensation or benefits as a result of the reclassification transaction that will differ from Republic’s unaffiliated shareholders. The staff is also supplementally advised that Republic’s directors and executive officers will not be compensated any differently following the reclassification transaction than they are currently compensated, and that there will not be any material alterations to any agreement with Republic’s executive officers that would be favorable to such officers. However, the compensation committee of the Board is in the process of preparing and negotiating employment agreements with C. P. Bryan, Republic’s Chief Executive Officer, and R. John McWhorter, Republic’s Chief Financial Officer. The employment agreements are not related to, or conditioned upon consummation of, the Rule 13e-3 transaction.

Selected Historical Consolidated Financial Information, page 36

33.	We note that you reference the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and the Form 10-Q for the quarter ended June 30, 2005 and that you incorporate these documents by reference. Revise your disclosure to clearly identify the matter incorporated by reference by page, paragraph, caption or otherwise. Please see Item 1010(a) of Regulation M-A and Instruction 3 to Item 13 of Schedule 13E-3.

The staff is directed to first paragraph in the section entitled “Selected Historical Consolidated Financial Information” on page 36, which has been revised to clarify that

Ms. Jessica Livingston

Republic’s historical consolidated financial data is derived from, and qualified by reference to, Republic’s consolidated financial statements and the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Annual Report on Form 10-KSB for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the nine months ended September 30, 2005.

34.	Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advise that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1410(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K”. The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

The staff is directed to the section entitled “Consolidated Ratio of Earnings to Fixed Charges” on page 37, which has been added to include Republic’s consolidated ratio of earnings to fixed charges for each of the two years in the two-year period ended December 31, 2004 and for the nine months ended September 30, 2005 and its pro forma consolidated ratio of earnings to fixed charges for the nine months ended September 30, 2005 and the year ended December 31, 2004.

Unaudited Pro Forma Consolidated Financial Information, page 37

35.	Please remove the qualification of this section, found on page 37. Security holders are entitled to rely upon the information presented in the disclosure document.

The staff is supplementally advised that Republic believes the last paragraph on page 38 should not be removed because it explains the fact that a pro forma financial statement is provided only for informational purposes and is not indicative of nor represent results that would have occurred if the Rule 13e-3 transaction had been in effect as of and for the applicable periods. Republic believes that if such language is removed, some shareholders may not fully understand the purpose of the pro forma consolidated financial information.

36.

Tell us, with a view toward disclosure, how this section meets the requirements of Item 1010(b) of Regulation M-A. For example, such Item requires information including, but not limited to, pro forma information disclosing the effect of the transaction on the company’s balance sheet, the company’s statement of income,

Ms. Jessica Livingston

earnings per share, and ratio of earnings to fixed charges, and the company’s book value per share.

The staff is directed to the section entitled “Unaudited Pro Forma Consolidated Financial Information” beginning on page 38, which has been revised to include Republic’s unaudited consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004. The staff is also directed to the section entitled “ Consolidated Ratio of Earnings to Fixed Charges” on page 37, which has been added to include Republic’s consolidated ratio of earnings to fixed charges for each of the two years in the two-year period ended December 31, 2004 and for the nine months ended September 30, 2005 and its pro forma consolidated ratio of earnings to fixed charges for the nine months ended September 30, 2005 and the year ended December 31, 2004.

Where you Can Find More Information, page 42

37.	Please note that the address of the SEC has changed. The SEC’s Public Reference Room is now at 100 F Street, N.E., Washington DC 20549.

The staff is directed to section entitled “Where You Can Find More Information” on page 45, which has been revised to change the address of the SEC’s Public Reference Room.

38.	Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please delete the second paragraph.

The staff is directed to the section entitled “Where You Can Find More Information” on page 45, which has been revised to remove the paragraph that referred to the forward incorporation of documents.

Preliminary Proxy Card

39.	Please revise to indicate this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.

The staff is directed to the proxy card attached to the proxy statement, which has been revised to indicate that it is in preliminary form.

40.	Provide the staff with an opinion of counsel, opining under state law that the reclassification is consistent with state law and that state law allows for and recognizes different classes of equity securities. The analysis should specifically address that the Series A Preferred Stock is convertible into common stock upon a change of control.

Ms. Jessica Livingston

The staff is supplementally advised that the reclassification is consistent with Texas corporate law for the following reasons. Article 4.01 of the TBCA allows for a Texas corporation to amend its articles of incorporation to effect an exchange, reclassification, subdivision, combination or cancellation of shares or rights of shareholders. The provisions of the proposed articles of amendment to the articles of incorporation of Republic set forth the provisions effecting the reclassification of the shares of Republic common stock consistent with the requirements of Article 4.01A.

Also, as set forth in the response to staff comment number 3 above, Texas corporate law allows for and recognizes separate classes of securities. Article 2.12A of the TBCA authorizes a corporation to issue separate classes of shares of its capital stock. Conversion of the Series A Preferred Stock into shares of Republic common stock is contingent upon the occurrence of a “change in control” as described in the Preliminary Proxy Statement and provided for in the terms of the Series A Preferred Stock. Texas corporate law explicitly allows a corporation to issue shares of one or more classes or series which are convertible upon the occurrence of a designated event into shares of any other class or series.

As provided for by Article 2.12B of the TBCA, the proposed amendments to Republic’s articles of incorporation include the statement of the designated events which constitute a “change in control” and thereby would result in conversion of the Series A Preferred Stock into shares of Republic common stock.

Further, attached to this letter is a statement from an authorized officer of Republic acknowledging the items set forth in your letter dated October 26, 2005.

If you have any questions or comments regarding this letter, please contact me at (713) 221-1576 or Justin Long at (214) 758-1037.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Charlotte M. Rasche

Charlotte M. Rasche

Acknowledgment of Republic Bancshares of Texas, Inc.

In connection with the response letter to the Securities and Exchange Commission with respect to Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement of Republic Bancshares of Texas, Inc. (the “Company”), each filed on November 15, 2005, I, C. P. Bryan, acting solely in my capacity as President and Chief Executive Officer of Republic, hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REPUBLIC BANCSHARES OF TEXAS, INC.

By:	/s/ C. P. Bryan
C. P. Bryan President and Chief Executive Officer